Mail Stop 6010

August 4, 2006

Ms. Diane J. Ryan
VP Finance and Chief Financial Officer
Implant Sciences Corporation
107 Audubon Road, #5
Wakefield, MA 01880

      RE: **Implant Sciences Corporation**
               Form 10-KSB for the fiscal year ended June 30, 2005
               Filed October 13, 2005
               File No. 1-14949
               Form 10-QSB for the period ended September 30, 2005
               Filed November 21, 2005

Dear Ms. Ryan:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant